KAT GOLD HOLDINGS, INC.

1149 Topsail Rd.

Mount Pearl, Newfoundland

A1N 5G2, CANADA

October 18, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:

Larry Spirgel

Assistant Director

Re:

Kat Gold Holdings, Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 5, 2012

File No. 333-180734

Dear Mr. Spirgel:

Kat Gold Holdings, Corp. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 11, 2012 (the “Comment Letter”) relating to the Amendment No. 3 to the Form S-1 (“Amendment”) filed with the Commission  on October 5, 2012.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the Amendment. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Please tell us whether you have considered any potential state law repercussions of setting a second record date for the distribution. We note that shareholders as of the first announced record date may have sold their shares prior to the announcement of the second record date and under the impression that they would receive the shares to be distributed in the spin-off. Please add risk factor disclosure if appropriate.

Response No. 1.  We have included a risk factor of the nature you refer to; please see page 16.

Description Of Our Business, page 24

Comment No. 2. Please note that several of your maps are not included in your amended S-l filing. Please advise.

Response No. 2.  As discussed with Mr. Coleman, there appears to have been a computer-related error preventing you from seeing the maps in the “non-public” version of Edgar.  We believe we resolved the manner with you telephonically and have therefore made no changes in response to this comment.

Comment No. 3. We note your response to comment 6 from our letter dated September 10th, 2012. For each of your properties please provide a clear statement that the property is without mineral reserves, pursuant to paragraph (b)(4)(i) of Industry Guide 7.

Response No. 3.  We have made the statement; please see pp. 24, 26, 35 and 42.

Comment No. 4. We note your response to comment 7 from our letter dated September 10th, 2012. It appears your amended disclosure contains indicated resources, inferred resources, and stockpile and/or tailings estimates with historical sampling data. Please revise to remove all estimates of mineralization until you have defined a proven or probable reserve pursuant to paragraph (b)(5)(3) of Industry Guide 7.

Response No. 4.  We have complied with your comment.

Comment No. 5. We note your response to comment 8 from our letter dated September 10th, 2012. It appears the terms ore, ore body, and ore grade are still used throughout your amended filing. Therefore, we reissue the comment.

Response No. 5.  We have complied with your comment.

Rusty Ridge Property, page 43

Comment No. 6. Your response to comment 1 from our letter dated September 10, 2012 indicates that Canadian mineral license 018404M has been cancelled. Please explain why you did not remove the reference to this claim on page 43.

Response No. 6.  The failure to remove the reference was an inadvertent error on our part.  The reference has been removed.  Please see page 42.

Cash Requirements, page 58

Comment No. 7. We note the statement that you “have no long term debt and have been able to meet [your] past financial obligations, including operational expenses, exploration expenses and acquisition costs, on a current basis.” Revise to disclose the information on page 27 regarding the Ekom Eya loan that is due before January 2, 2013 as well as the $68,533.00 owed to related parties as of June 30, 2012. Please tell us why your balance sheet for the period ended June 30, 2012 does not account for the Ekom Eya loan.

Response No. 7.  The Company’s balance sheet does not account for the Ekom Eya loan because the Company is in no way obligated to pay it.  It is an obligation that Ekom Eya has to the government of Ghana and is in no way an obligation of the Company.  We have clarified this matter; please see page 27.  Additionally, we have added that we owe a related party the sum of $68,553.00; please see page 56.

The Company hereby acknowledges that:

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Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (709) 368-1024 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Kenneth Stead